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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Catalyst Paper Corporation
(Name of Issuer)
Common Shares
(Title of Class of Securities)
14888T104
(CUSIP Number)
Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	14888T104	Page	2	of	2

1	NAMES OF REPORTING PERSONS: Third Avenue Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		40,766,005 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,503,313 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

42,503,313 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1. Security and Issuer
     The securities to which this statement on Schedule 13D relates are the common shares (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 250 Howe Street, 16th Floor, Vancouver, British Columbia, Canada V6C 3R8.
Item 2. Identity and Background
     (a) This statement is filed by Third Avenue Management LLC (“TAM”). The executive officers of TAM are:
•	Martin J. Whitman: Co-Chief Investment Officer of TAM.
•	Curtis Jensen: Co-Chief Investment Officer of TAM.
•	David Barse: Chief Executive Officer of TAM.
•	Vincent J. Dugan: Chief Financial Officer of TAM.
•	W. James Hall: General Counsel and Secretary of TAM.
     (b) The address of the principal business and principal office of TAM and its executive officers is:
          622 Third Avenue, 32nd Floor, New York, NY 10017.
     (c) The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts. The principal occupation of each of its executive officers is to act in the capacity listed above.
     (d) Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) TAM is a limited liability company organized under the laws of the State of Delaware. Each of its executive officers is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser. Advised funds: Third Avenue International Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $64,485,595.38 to acquire 23,376,200 Common Shares; and various separately managed accounts for which TAM acts as investment advisor have expended a total of $53,894,382.58 to acquire 19,127,113 Common Shares. TAM plans to use the available capital of these funds and accounts in any future purchases of Common Shares.
Item 4. Purpose of Transaction
     TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes. TAM currently exercises control or direction over 19.8% of the Common Shares. The Common Shares over which TAM currently exercises control or direction are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.
     TAM announced on July 25, 2006 that TAM intends to file a circular announcing a public general tender offer (the “Offer”) to all shareholders of the Company, for up to 39,000,000 Common Shares (representing 18.2% of the outstanding Common Shares, at a price of $3.30 (CDN) per Common Share. Any number of Common Shares tendered to the Offer, up to the maximum, will be purchased. The Offer will be made for the benefit of certain of its investment advisory clients who will be the owners of the Common Shares acquired under the Offer.
     The Offer will be subject to a number of conditions, including no material adverse change in the business, operations or financial condition of the Company and the receipt of all applicable regulatory approvals.
     The purpose of the Offer is to increase the investment made in Common Shares by TAM on behalf of its clients while complying with Canadian securities laws by making a general offer open to all of the Company’s shareholders. Given the size of the accounts that TAM manages, TAM believes that the appropriate exposure for an investment in the Company can only be achieved by acquiring a substantial number of additional Common Shares.
     TAM has no current plans for changes in the business or operations of the Company if the Offer is successful.
     Based on publicly available information, TAM considers the current configuration of the operations and finances of the Company to be appropriate, and does not intend to advocate material asset disposals, plant shutdowns, or unusual dividend payments. TAM does not intend to seek a buyer for the Company.
     Subject to compliance with applicable securities law, TAM may acquire additional Common Shares in the market during the course of the Offer for the benefit of its client accounts. After the expiration of the Offer, and subject to compliance with applicable securities laws, TAM may acquire control or direction over additional Common Shares, may sell Common Shares or may cease to exercise discretion over Common Shares.
     The foregoing represents the transactions and actions recently announced or currently under consideration by TAM with respect to the Common Shares. The transactions and actions currently under consideration are subject to change at any time.
     Except as set forth above, TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer

     (a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 42,503,313 Common Shares, constituting approximately 19.8% of the 214,604,120 Common Shares outstanding.
          A. Third Avenue International Value Fund
(a) Amount beneficially owned: 23,376,200 Common Shares.
(b) Percent of class: 10.9%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 23,376,200
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 23,376,200
(iv) Shared power to dispose or direct the disposition: 0
          B. Third Avenue Management Separately Managed Accounts
(a) Amount beneficially owned: 19,127,113 Common Shares.
(b) Percent of class: 8.9%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 17,389,805
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 19,127,113
(iv) Shared power to dispose or direct the disposition: 0
     (c) Information concerning transactions in the Common Shares effected by TAM during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Common Shares listed on Schedule A hereto were effected in the open market.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as otherwise set forth herein, TAM does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.
Item 7. Material to be Filed as an Exhibit
     Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2006
THIRD AVENUE MANAGEMENT LLC
By /s/ David M. Barse

David M. Barse
President and Chief Executive Officer

Schedule A

				Price per
		Transaction	Number of	Common Share
Party	Date	Type	Common Shares	USD
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	40,050	$2.67
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	63,950	$2.68
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	7,650	$2.62
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	8,350	$2.62
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	6,550	$2.62
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	10,200	$2.62
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	11,075	$2.62
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	3,950	$2.59
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	16,775	$2.62
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	3,000	$2.62
Third Avenue Management Separately Managed Account	5/26/2006	Purchase	6,600	$2.62
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	27,250	$2.70
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	43,450	$2.69
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	11,200	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	4,900	$2.63
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	12,250	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	4,550	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	45,625	$2.69
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	750	$2.67
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	1,750	$2.63
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	750	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	400	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	650	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	6,425	$2.65
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	4,750	$2.65
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	22,000	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	10,325	$2.68
Third Avenue Management Separately Managed Account	5/30/2006	Purchase	4,350	$2.69
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	11,500	$2.65
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	18,400	$2.65
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	5,825	$2.68
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	7,600	$2.66
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	8,350	$2.69
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	1,250	$2.69
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	6,350	$2.68
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	1,350	$2.68
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	2,850	$2.68
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	8,575	$2.69
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	5,775	$2.68
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	10,575	$2.69
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	5,825	$2.68
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	5,825	$2.68
Third Avenue Management Separately Managed Account	5/31/2006	Purchase	2,950	$2.69
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	144,900	$2.67

				Price per
		Transaction	Number of	Common Share
Party	Date	Type	Common Shares	USD
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	231,350	$2.70
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	7,600	$2.69
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	1,300	$2.64
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	8,550	$2.65
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	3,500	$2.65
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	8,350	$2.65
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	4,575	$2.65
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	275	$2.79
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	725	$2.66
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	1,300	$2.70
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	650	$2.70
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	1,100	$2.70
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	8,750	$2.65
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	5,725	$2.70
Third Avenue Management Separately Managed Account	6/1/2006	Purchase	3,000	$2.65
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	84,000	$2.75
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	14,200	$2.69
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	6,000	$2.72
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	21,600	$2.60
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	42,400	$2.67
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	107,550	$2.71
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	1,250	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	15,600	$2.68
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	2,600	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	16,550	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	8,150	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	13,750	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	2,975	$2.68
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	6,200	$2.67
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	6,200	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	1,800	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	23,625	$2.68
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	2,025	$2.68
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	9,225	$2.70
Third Avenue Management Separately Managed Account	6/2/2006	Purchase	5,550	$2.70
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,266	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,666	$2.74
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	4,179	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	3,538	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	14,237	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	14,146	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	2,833	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	4,565	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	7,370	$2.73
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	15,339	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	17,596	$2.74

				Price per
		Transaction	Number of	Common Share
Party	Date	Type	Common Shares	USD
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	7,946	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	10,275	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	7,075	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,256	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	118,100	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	4,701	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	3,825	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	42,073	$2.73
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	20,841	$2.73
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	35,029	$2.69
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	34,935	$2.74
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	26,792	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	17,743	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	19,561	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,160	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	14,177	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	29,190	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	74,149	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	12,676	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	14,153	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	4,118	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	5,894	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	1,037	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	3,993	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	72,805	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	36,665	$2.74
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	48,890	$2.74
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	50,006	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	72,808	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,684	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	25,287	$2.74
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	26,621	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	54,190	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	12,629	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	16,763	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	16,774	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	21,034	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,042	$2.74
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	14,505	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	61,500	$2.72
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	42,562	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,262	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	13,254	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	10,442	$2.71
Third Avenue Management Separately Managed Account	6/5/2006	Purchase	17,843	$2.72
Third Avenue Management Separately Managed Account	6/6/2006	Purchase	163,000	$2.72

				Price per
		Transaction	Number of	Common Share
Party	Date	Type	Common Shares	USD
Third Avenue Management Separately Managed Account	6/23/2006	Sale	18,800	$2.26
Third Avenue Management Separately Managed Account	6/23/2006	Sale	2,025	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	16,774	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	8,500	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	1,000	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	3,700	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	1,900	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	11,100	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	3,700	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	4,200	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	2,300	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	16,763	$2.25
Third Avenue Management Separately Managed Account	6/23/2006	Sale	8,500	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	18,800	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	1,000	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	3,700	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	1,900	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	11,100	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	3,700	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	4,100	$2.16
Third Avenue Management Separately Managed Account	6/23/2006	Sale	2,300	$2.16
Third Avenue Management Separately Managed Account	6/26/2006	Purchase	24,350	$2.31
Third Avenue Management Separately Managed Account	6/26/2006	Purchase	32,550	$2.31
Third Avenue Management Separately Managed Account	6/27/2006	Purchase	9,000	$2.35
Third Avenue Management Separately Managed Account	6/27/2006	Purchase	12,000	$2.35
Third Avenue Management Separately Managed Account	6/28/2006	Purchase	450	$2.33
Third Avenue Management Separately Managed Account	6/28/2006	Purchase	550	$2.32
Third Avenue Management Separately Managed Account	6/29/2006	Purchase	13,250	$2.34
Third Avenue Management Separately Managed Account	6/29/2006	Purchase	17,650	$2.34
Third Avenue Management Separately Managed Account	7/5/2006	Purchase	22,150	$2.32
Third Avenue Management Separately Managed Account	7/5/2006	Purchase	11,150	$2.32
Third Avenue Management Separately Managed Account	7/5/2006	Purchase	14,900	$2.32
Third Avenue Management Separately Managed Account	7/12/2006	Purchase	63,350	$2.50
Third Avenue Management Separately Managed Account	7/12/2006	Purchase	1,550	$2.50
Third Avenue Management Separately Managed Account	7/12/2006	Purchase	2,100	$2.50
Third Avenue Management Separately Managed Account	7/18/2006	Purchase	37,500	$2.48
Third Avenue Management Separately Managed Account	7/18/2006	Purchase	950	$2.48
Third Avenue Management Separately Managed Account	7/18/2006	Purchase	1,250	$2.48